金山工業(集團)有限公司

Gold Peak Industries (Holdings) Limited

RECEIVED

2008 JAN 14 A 10:

GOLD PEAK

7 January 2008

Securities & Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045, STOP 3-4
Judiciary Plaza
450 Fifth Street, N.W. [redacted]
Washington, D.C. 20549
U.S.A.

08000179

EXEMPTION # 82-3604

SUPPL

Dear Sirs,

<u>Gold Peak Industries (Holdings) Limited</u>

On behalf of Gold Peak Industries (Holdings) Limited (the "Company"), a company incorporated in Hong Kong, I am furnishing herewith the following listed documents pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act").

Name of Report	Date Announced/Filed
Overseas Regulatory Announcement – Increase in interest in a subsidiary of GP Industries Limited	27 December 2007
Overseas Regulatory Announcement – Increase in interest in a subsidiary of GP Industries Limited	2 January 2008
Announcement – Joint announcement – Recommended proposed voluntary conditional partial cash offer by Platinum Securities Company Limited on behalf of Well Glory International Limited to acquire from qualifying shareholders 88,065,432 offer shares in the ordinary share	3 January 2008

PROCESSED
JAN 15 2008
THOMSON
FINANCIAL

Thank you for your attention.

Yours faithfully,
GOLD PEAK INDUSTRIES (HOLDINGS) LIMITED

Wong Man Kit
General Manager - Finance

Encl.

香港新界葵涌葵榮路30號金山工業中心8樓
電話: (852) 2427 1133 傳真: (852) 2489 1879 網址: www.goldpeak.com
Gold Peak Building, 8/F, 30 Kwai Wing Road, Kwai Chung, New Territories, Hong Kong
Tel: (852) 2427 1133 Fax: (852) 2489 1879 Website: www.goldpeak.com

金山工業(集團)有限公司

Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)

(Stock Code: 40)

GOLD PEAK

Overseas Regulatory Announcement

The enclosed overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Directors

As at the date of this announcement, the Board of Directors of the Company consists of Messrs. Victor LO Chung Wing (Chairman & Chief Executive), Andrew NG Sung On (Vice Chairman), Kevin LO Chung Ping, Paul LO Chung Wai, LEUNG Pak Chuen, Richard KU Yuk Hing, Andrew CHUANG Siu Leung and CHAU Kwok Wai as Executive Directors, Messrs. Raymond WONG Wai Kan and Vincent CHEUNG Ting Kau as Non-Executive Directors, and Messrs. LUI Ming Wah, Frank CHAN Chi Chung and CHAN Kei Biu as Independent Non-Executive Directors.

Subject:	Increase in interest in a subsidiary of GP Industries Limited
Date:	27 December 2007

GP INDUSTRIES

GP Industries Limited
(Incorporated in the Republic of Singapore)
Co. Reg. No. 199502128C

INCREASE IN INTEREST IN A SUBSIDIARY

The Directors of GP Industries Limited (the "Company") would like to announce that the Group has increased its equity interest in Coudrey Investments Limited ("Coudrey"), an indirectly held subsidiary of the Company, from 80% to 100% by acquiring the remaining 20% equity interest in Coudrey for a cash consideration of US$848,000 (approximately S$1.23 million) (the "Purchase").

Coudrey is incorporated in the Republic of Seychelles and the Coudrey group of companies is principally engaged in the marketing and distribution of electrical installation products in Indonesia.

The consideration for the Purchase was arrived at on a willing-seller willing-buyer basis after considering, *inter alia,* the net asset value and business prospects of the Coudrey group of companies. Share of net asset value acquired amounted to approximately S$0.60 million.

The Purchase was funded by the Group's internal resources and is not expected to have any material impact on the Company's consolidated net tangible assets and earnings per share for the financial year ending 31 March 2008.

None of the Directors or substantial shareholders of the Company has any interest, direct or indirect, in this transaction.

By order of the Board

Caroline Yeo
Company Secretary
27 December 2007

金山工業(集團)有限公司

Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)

(Stock Code: 40)

Overseas Regulatory Announcement

The enclosed overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Directors

As at the date of this announcement, the Board of Directors of the Company consists of Messrs. Victor LO Chung Wing (Chairman & Chief Executive), Andrew NG Sung On (Vice Chairman), Kevin LO Chung Ping, Paul LO Chung Wai, LEUNG Pak Chuen, Richard KU Yuk Hing, Andrew CHUANG Siu Leung and CHAU Kwok Wai as Executive Directors, Messrs. Raymond WONG Wai Kan and Vincent CHEUNG Ting Kau as Non-Executive Directors, and Messrs. LUI Ming Wah, Frank CHAN Chi Chung and CHAN Kei Biu as Independent Non-Executive Directors.

Subject: Increase in interest in a subsidiary of GP Industries Limited

Date: 2 January 2008

GP INDUSTRIES

GP Industries Limited
(Incorporated in the Republic of Singapore)
Co. Reg. No. 199502128C

INCREASE IN INTEREST IN A SUBSIDIARY

The Directors of GP Industries Limited (the "Company") wish to announce that the Group has increased its interest in GP Acoustics (US), Inc. ("GPA(US)"), an indirectly held subsidiary of the Company, from 77.89% to 79.57%.

GPA(US) is incorporated in the United States of America and is principally engaged in the marketing and distribution of loudspeakers. Prior to this change in interest, the common stock of GPA(US) comprised 2,375 issued shares (the "Shares"), of which 1,850 Shares and 525 Shares were held by the Group and the minority shareholders respectively.

GPA(US) purchased 50 Shares from a minority shareholder at a cash consideration of approximately US$73,000 (approximately S$106,000), which was arrived at on a willing-seller willing-buyer basis. As a result, the Group's interest in GPA(US) increased to 79.57%.

The increase in interest in GPA(US) was funded by the Group's internal resources and is not expected to have any material impact on the Company's consolidated net tangible assets and earnings per share for the financial year ending 31 March 2008.

None of the Directors or substantial shareholders of the Company has any interest, direct or indirect, in the above-mentioned transaction.

By order of the Board

Caroline Yeo
Company Secretary
2 January 2008

GOLD PEAK

Well Glory International Limited

(Incorporated in the British Virgin Islands)

金山工業(集團)有限公司

Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)

(Stock Code: 40)

JOINT ANNOUNCEMENT

RECOMMENDED PROPOSED VOLUNTARY CONDITIONAL PARTIAL CASH OFFER BY PLATINUM SECURITIES COMPANY LIMITED ON BEHALF OF WELL GLORY INTERNATIONAL LIMITED TO ACQUIRE FROM QUALIFYING SHAREHOLDERS 88,065,432 OFFER SHARES IN THE ORDINARY SHARE CAPITAL OF GOLD PEAK INDUSTRIES (HOLDINGS) LIMITED

Financial Adviser to Well Glory International Limited

PLATINUM Securities

Independent Financial Adviser to the Independent Board Committee

亞洲資產管理
ASIA INVESTMENT MANAGEMENT

Reference is made to the joint announcements dated 12 November 2007 and 3 December 2007 and composite offer document dated 3 December 2007 (the "Document") issued by Gold Peak Industries (Holdings) Limited (the "Company") and Well Glory International Limited (the "Offeror"). Terms defined in the Document shall have the same meanings when used herein unless the context requires otherwise.

Qualifying Shareholders are reminded that Platinum, on behalf of the Offeror, is making the Partial Offer to all Qualifying Shareholders in accordance with the Takeovers Code on the following basis:

For each Offer Share .... HK$1.38 in cash

Pursuant to Rule 28.5 of the Takeovers Code, completion of the Partial Offer will be conditional upon 2 conditions. Set out below is a summary of responses received from the Qualifying Shareholders in relation to the Partial Offer as at 2 January 2008:

	Responses received as at 2 January 2008	**Minimum Offer Shares required for declaring the Partial Offer to become unconditional in accordance with Rule 28.5**
No. of Offer Shares approving the Partial Offer	56,421,667	186,846,834 Note 1
No. of Offer Shares in respect of valid acceptances received	46,801,794	88,065,432

Note 1: Representing 50% of Shares held by the Qualifying Shareholders

Qualifying Shareholders are reminded that, in the event that aggregate valid votes approving the Partial Offer and valid acceptances received are less than 186,846,834 and 88,065,432 Offer Shares respectively on the Final Closing Date, the Partial Offer will lapse.

Whether or not the Qualifying Shareholders accept the Partial Offer, they may approve the Partial Offer AND specify the number of Offer Shares in respect of which they approve the Partial Offer in the Form of Acceptance. Qualifying Shareholders may submit more than ONE Form of Acceptance to vote provided that in aggregate, only ONE vote for each Offer Share is cast. Qualifying Shareholders may vote in respect of the total number of Offer Shares held even though it may be more than the number of Offer Shares tendered for acceptance.

Both the Independent Board Committee and the Independent Financial Adviser consider the terms of the Partial Offer are fair and reasonable and the Independent Board Committee recommends the Qualifying Shareholders to vote for and accept the Partial Offer. Please refer to the Document for further details.

Qualifying Shareholders are reminded to take appropriate actions as soon as possible. The First Closing Date is on **Thursday, 10 January 2008.**

By order of the Board
Well Glory International Limited
Victor LO Chung Wing
Director

By order of the Board
Gold Peak Industries (Holdings) Limited
WONG Man Kit
Company Secretary

Hong Kong, 3 January 2008

As at the date of this announcement, the Board comprises:

Executive Directors:	Victor LO Chung Wing (Chairman & Chief Executive), Andrew NG Sung On (Vice Chairman), Kevin LO Chung Ping, Paul LO Chung Wai, LEUNG Pak Chuen, Richard KU Yuk Hing, Andrew CHUANG Siu Leung and CHAU Kwok Wai
Non-Executive Directors:	Raymond WONG Wai Kan and Vincent CHEUNG Ting Kau
Independent Non-Executive Directors:	LUI Ming Wah, Frank CHAN Chi Chung and CHAN Kei Biu

The directors of the Offeror jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than those relating to the Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than those relating to the Group) have been arrived at after due and careful consideration and there are no other facts (other than those relating to the Group) not contained in this announcement, the omission of which would make any statement in this announcement (other than those relating to the Group) misleading.

The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than those relating to the Offeror and its associates) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than those relating to the Offeror and its associates) have been arrived at after due and careful consideration and there are no other facts (other than those relating to the Offeror and its associates) not contained in this announcement, the omission of which would make any statement in this announcement (other than those relating to the Offeror and its associates) misleading.

END